UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

 1 May 2026

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2026

Pearson plc held its annual general meeting ("AGM") at 10:30am today. All resolutions set out in the Company's Notice of Annual General Meeting dated 26 March 2026 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution. As at 6.30pm on 29 April 2026, the Company's issued share capital was 605,304,701 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 605,304,701. The proportion of the Company's issued share capital represented by those votes cast is approximately 85.12%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2025 report and accounts	514,801,206	99.98%	89,905	0.02%	514,891,111	85.06%	417,466
2	To declare a final dividend	515,183,628	99.99%	71,985	0.01%	515,255,613	85.12%	52,964
3	To elect Arden Hoffman	515,081,761	99.97%	143,625	0.03%	515,225,386	85.12%	77,989
4	To elect Costis Maglaras	515,085,787	99.97%	141,676	0.03%	515,227,463	85.12%	75,912
5	To elect Simon Robson with effect from 8 May 2026	511,820,480	99.34%	3,405,301	0.66%	515,225,781	85.12%	77,594
6	To re-elect Omar Abbosh	513,151,088	99.60%	2,086,569	0.40%	515,237,657	85.12%	65,718
7	To re-elect Sherry Coutu	508,913,821	98.77%	6,329,077	1.23%	515,242,898	85.12%	60,477
8	To re-elect Alison Dolan	514,813,525	99.92%	420,462	0.08%	515,233,987	85.12%	69,388
9	To re-elect Alex Hardiman	515,085,448	99.97%	144,937	0.03%	515,230,385	85.12%	72,990
10	To re-elect Sally Johnson	511,728,862	99.32%	3,482,741	0.68%	515,211,603	85.12%	91,772
11	To re-elect Omid Kordestani	514,989,667	99.95%	260,997	0.05%	515,250,664	85.12%	52,711
12	To re-elect Esther Lee	514,880,197	99.93%	372,574	0.07%	515,252,771	85.12%	50,604
13	To re-elect Graeme Pitkethly	510,833,856	99.14%	4,410,295	0.86%	515,244,151	85.12%	59,224
14	To re-elect Annette Thomas	514,873,839	99.93%	376,782	0.07%	515,250,621	85.12%	52,754
15	To approve the directors' remuneration policy	385,366,014	75.60%	124,352,895	24.40%	509,718,909	84.21%	5,589,466
16	To approve the directors' remuneration report	493,512,732	95.79%	21,690,830	4.21%	515,203,562	85.11%	104,813
17	To re-appoint the auditors	515,190,190	99.99%	59,805	0.01%	515,249,995	85.12%	58,380
18	To determine the remuneration of the auditors	515,180,938	99.99%	49,522	0.01%	515,230,460	85.12%	77,201
19	To authorise the company to allot ordinary shares	493,405,185	95.76%	21,831,822	4.24%	515,237,007	85.12%	70,732
20	To waive the pre-emption rights	509,012,343	98.81%	6,142,388	1.19%	515,154,731	85.11%	148,846
21	To waive the pre-emption rights - additional percentage	509,000,086	98.81%	6,147,677	1.19%	515,147,763	85.11%	155,814
22	To authorise the company to purchase its own shares	514,730,457	99.91%	454,491	0.09%	515,184,948	85.11%	118,629
23	To approve the holding of general meetings on 14 clear days' notice	500,218,107	97.09%	15,012,342	2.91%	515,230,449	85.12%	73,128

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board appreciates the support shown by shareholders for the resolutions at today's AGM, although it notes the outcome of the voting on resolution 15 relating to our 2026 Directors' Remuneration Policy ("Policy").

The Board is committed to ensuring Pearson has an executive remuneration structure which rewards superior performance. This focus on performance-based pay is designed to support Pearson's culture, drive execution against the strategy, and attract and retain leadership to deliver sustained value for shareholders. For these reasons, the Board believes that the Policy is appropriate and aligned with shareholder interests and is encouraged that a clear majority of our shareholders is in agreement.

Pearson has a constructive and positive relationship with its shareholders and, in advance of the AGM, undertook an extensive multi-phased engagement exercise which informed the development of the Policy. Overall, the company engaged with or received feedback from those representing approximately 85% of the share register, in addition to engaging with the major proxy agencies. Further detail on this shareholder engagement, and the impact it had on the Policy proposals, is set out on page 125 of Pearson's 2025 Annual Report. The company will continue to actively engage with shareholders and will publish an update within six months of the AGM, in accordance with the UK Corporate Governance Code.

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 May 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary